UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of February 2015

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Introduces First AirPrime® Embedded Modules for LTE-Advanced Networks Worldwide

Targeted for mobile computing, networking and industrial M2M applications, new AirPrime EM and MC Series modules offer support for LTE networks globally, while helping OEMs streamline inventory and manufacturing processes

VANCOUVER, British Columbia--(BUSINESS WIRE)--February 18, 2015--Sierra Wireless (NASDAQ:SWIR) (TSX:SW) today introduced four new AirPrime® embedded modules, the first to support LTE-Advanced (LTE-A) networks worldwide. LTE-A is the latest generation of 4G LTE network standards, aimed at improving network capacity, throughput, data speed, and operational cost-efficiency. To date, 49 network operators in 31 countries have begun commercial rollouts of LTE-A systems, according to a recent report from the Global Mobile Suppliers Association (GSA).

The new AirPrime modules are based on the Qualcomm® Snapdragon™ X7 LTE Modem, a product of Qualcomm Technologies (QTI), a subsidiary of Qualcomm Incorporated.

“LTE-Advanced is designed to improve data rates and performance on LTE networks for both network operators and their customers,” said Fram Akiki, Senior Director of Product Management, Qualcomm Technologies, Inc. “As the Internet of Things continues to grow and more devices are added to cellular networks, the additional capacity and throughput that LTE-A offers is essential to providing a good user experience for a variety of mobile computing and M2M communication. We know this is a priority shared by Sierra Wireless, and we’re pleased to continue our longstanding collaboration to bring LTE-A enabled devices to consumers.”

“The new AirPrime modules allow our OEM customers to deploy solutions for LTE-Advanced networks anywhere in North America and Europe, or anywhere in Asia, with a single module that makes it easy to provision and change networks,” said Dan Schieler, Senior Vice President and General Manager, OEM Solutions for Sierra Wireless. “On-board network switching, unique to Sierra Wireless LTE-Advanced modules, can help customers drive efficiency in their inventory management, manufacturing, and deployment processes, getting them to market with their devices more quickly and cost-effectively – an innovation that is truly valuable as volumes of connected devices go up and they ship to more markets than ever before.”

Designed for mobile computing, networking, and industrial machine-to-machine applications, the new embedded modules are the fourth generation of LTE modules from Sierra Wireless and are offered in two form factors – the AirPrime MC Series (PCI Express MiniCard) and the EM Series (PCI Express M.2) – as well as two variants – the EM7455 and MC7455 for North American and European networks, and the EM7430 and MC7430 for Asia-Pacific networks.

This wide compatibility is uniquely enabled through on-board network switching – multiple firmware versions are included in each module, making it easy to provision and re-provision for different network operators as required. Coupled with support for a wide range of currently used LTE frequency bands, on-board network switching allows OEMs to streamline their inventory and operations processes, as each module supports more networks, and modules can be pre-installed and provisioned for their chosen networks when they are deployed.

To enable other upgrade needs, secure, authenticated firmware-over-the-air (FOTA) update capabilities are natively supported on the new modules.

Samples of the new modules are available now to select customers for testing and integration. For more information about Sierra Wireless AirPrime modules for LTE-A networks, please visit http://www.sierrawireless.com/emseries and http://www.sierrawireless.com/mcseries. To contact the Sierra Wireless Sales Desk, call +1 (604) 232-1488 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, please visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 900 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

“AirPrime” is a registered trademark of Sierra Wireless. “Qualcomm” and “Snapdragon” are trademarks of Qualcomm Incorporated, registered in the United States and other countries. All Qualcomm Incorporated trademarks are used with permission. Other products or brand names may be trademarks or registered trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Sharlene Myers, +1 (604) 232 1445
smyers@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	February 18, 2015